

10012952


SEC MAIL PROCESSING
RECEIVED
JUN 2 3 2010
WASH, D.C.
193
SECTION

FORM 11-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ______________________________ to ________________________

Commission file number 00100035

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ITI 401(k) Plan
1907 Calmut Street
Clearwater, FL 33765-1108

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

3. The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01—.6A-05).

4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

Note: A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933. The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ITI 401(k) Plan
(Name of Plan)

Date 6/9/10

[signature]

(Signature)*
Name: Lester McDaniel
Title: Finance Manager

**Print name and title of the signing official under the signature.*



Exhibit 23

Consent of Independent Registered Public Accounting Firm

ITI 401(k) Plan:

We consent to the incorporation by reference in the Registration Statement (No. 333-158069) on Form S-8 of the General Electric Company of our report dated June 9, 2010, with respect to the statements of net assets available for plan benefits of the ITI 401(k) Plan as of December 31, 2009 and 2008, and related statements of changes in net assets available for plan benefits for the years then ended, and the related supplemental schedule H, line 4i- schedule of assets (held at end of year) as of December 31, 2009, which report appears in the December 31, 2009 annual report on Form 11-K of the ITI 401(k) Plan.

KPMG LLP

New York, New York
June 9, 2010



ITI 401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2009 and 2008

(With Report of Independent Registered Public Accounting Firm Thereon)

ITI 401(k) PLAN

December 31, 2009 and 2008

Table of Contents

[i] Schedules required by Form 5500, which are not applicable, have not been included.



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Telephone +1 212 758 9700
Fax +1 212 758 9819
Internet www.us.kpmg.com

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
ITI 401(k) Plan:

We have audited the accompanying Statements of Net Assets Available for Plan Benefits of the ITI 401(k) Plan (the "Plan") as of December 31, 2009 and 2008, and the related Statements of Changes in Net Assets Available for Plan Benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



June 9, 2010

ITI 401(k) PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2009 and 2008

	2009	2008
Assets:		
Investments, at fair value (note 3 and 4)	$ 7,753,651	$ 6,767,984
Loans to participants	439,161	423,861
Participant contributions receivable	10,318	11,046
Employer contributions receivable	4,949	5,274
Accrued dividends and interest	3,778	3,451
Total assets	8,211,857	7,211,616
Liabilities:		
Payable for excess contributions	35,006	12,112
Net assets available for plan benefits	$ 8,176,851	$ 7,199,504

See accompanying notes to financial statements.

ITI 401(k) PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2009 and 2008

	2009	2008
Additions/(reductions) to net assets attributed to:		
Investment income:		
Net appreciation/(depreciation) in fair value of investments (note 3)	$ 1,004,079	$ (2,297,608)
Dividends and interest	72,427	324,427
Total investment income/(loss)	1,076,506	(1,973,181)
Interest on loans to participants	26,142	26,207
Contributions:		
Participant	655,848	716,218
Employer	298,620	341,144
Total contributions	954,468	1,057,362
Total additions/(reductions)	2,057,116	(889,612)
Deductions from net assets attributed to:		
Benefits paid to participants	1,069,937	770,231
Expenses and loan fees (note 1)	9,832	9,174
Total deductions	1,079,769	779,405
Net increase/(decrease)	977,347	(1,669,017)
Net assets available for plan benefits at:		
Beginning of year	7,199,504	8,868,521
End of year	$ 8,176,851	$ 7,199,504

See accompanying notes to financial statements.

(1) Description of the Plan

The ITI 401(k) Plan (the "Plan") is a defined contribution plan covering employees of Instrument Transformers Inc. (the "Company"), whose ultimate parent is General Electric Company ("GE"), who have reached the age of 21 and have completed at least one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

MG Trust Company, L.L.C. ("MG Trust") is the Plan's custodian and trustee and Ascensus, Inc. is the record-keeper.

The following description of the Plan is provided for general information purposes only. The complete terms of the Plan are provided in the ITI 401(k) Plan document (the "Plan Document"). Additional Plan information including benefits, investment options, vesting provisions and effects of plan termination is included in Plan handbooks and other material distributed to participants.

Participant Contributions and Investment Options

Participants are permitted to allocate their account balances in increments of 1% to one or more of the following investment options:

(a) GE Common Stock Fund - This fund invests primarily in shares of GE Common Stock with a small portion of the fund held in cash or other short-term investments to provide liquidity.

(b) GE Money Market Fund – This fund seeks to achieve a high level of current income consistent with the preservation of capital and maintenance of liquidity through investment in short-term, U.S. dollar- denominated money market instruments.

(c) GE Institutional S&P 500 Index Fund – This fund follows a passive investment approach that attempts to replicate the total return of the S&P 500 index.

(d) GE Institutional Income Fund – This fund seeks maximum income consistent with prudent investment management and the preservation of capital by investing at least 80% of its net assets in debt securities under normal market conditions.

(e) GE Institutional International Equity Fund – This fund seeks long-term capital appreciation. The fund invests primarily in securities issued in at least three foreign countries, including both developed and emerging markets. It normally invests in established companies, but it may invest in companies of varying sizes.

(f) American Century One Choice Funds - These funds primarily invest in underlying equity securities such as U.S. Equity, Small-Cap Value Equity, International Equity, Emerging Markets, Fixed Income and High Yield. The funds may invest in various short-term investments, including money market instruments.

On May 15, 2009 the American Century One Choice Portfolio: Aggressive replaced the GE Aggressive Allocation Fund, the American Century One Choice Portfolio: Moderate replaced the GE Moderate Allocation Fund and the American Century One Choice Portfolio: Conservative replaced the GE Conservative Allocation Fund.

The American Century One Choice Portfolios are "fund of funds" meaning that each American Century One Choice Portfolio seeks to achieve its objective by investing in other American Century mutual funds (underlying funds) that represent a variety of asset classes and investment styles. Each American Century One Choice Portfolio's asset mix is intended to diversify among stocks, bonds and cash equivalents.

(g) American Funds Growth Fund of America – This fund seeks to provide shareholders with growth of capital by investing in companies with a history of rapidly growing earnings and generally higher price-to-earnings ratios.

(h) Columbia Acorn Select Fund – This fund seeks long-term growth of capital by investing in a limited number of U.S. companies (between 20-40) with market capitalizations under $20 billion at the time of purchase.

(i) Franklin Balance Sheet Investment Fund – This fund seeks high total return by primarily investing in the equity securities of companies they believe are undervalued and trading at a low price relative to book value.

(j) Franklin Templeton Mutual Discovery Fund – This fund seeks long term capital appreciation by investing significantly (up to 100%) in foreign equity and debt securities.

(k) Franklin Templeton Mutual Qualified Fund – This fund seeks capital appreciation, with income as a secondary goal by emphasizing investments in larger and medium-sized companies.

Audited financial statements and prospectuses or other disclosure documents of the registered investment companies ("mutual funds") are made available to participants annually.

Participants may elect to defer a portion of their compensation before tax subject to limitations imposed by law. Eligible employees may make "rollovers" to the Plan if they would qualify for "rollover" treatment.

All eligible employees who are projected to attain age 50 before the end of the year will be eligible to make additional catch-up contributions in accordance with certain regulations.

The Internal Revenue Code limits participant pre-tax contributions. The limits for participants were generally $16,500 and $15,500 in 2009 and 2008, respectively. For participants eligible to make catch-up contributions, the 2009 and 2008 limits on catch-up contributions were generally $5,500 and $5,000, respectively.

Employer Contributions

The Company matches 50% of participant contributions up to 14% of eligible compensation.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company's contributions plus earnings is based on years of continuous service. A participant is 100% vested in the Company's contributions after six years of credited service as follows:

Years of Service	Percent
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6	100%

Forfeitures

As of December 31, 2009 and 2008, forfeited non-vested amounts (including unrealized appreciation) totaled $31,574 and $35,488, respectively. During 2009 and 2008, forfeitures of $8,682 and $7,420 were used to pay Plan expenses, respectively. During 2009, $12 of forfeitures were used to reduce Company contributions. No forfeitures were used to reduce Company contributions in 2008. Gains/(Losses) on earnings of forfeiture balances were $324 and ($263) during 2009 and 2008, respectively. Additions to forfeiture balances were $4,456 and $5,400 in 2009 and 2008, respectively.

Participant Accounts

Each participant's account is credited with the participant's contributions, and allocation of (a) employer matching contributions and (b) earnings. The benefit to which a participant is entitled is the value of the participants vested account.

Loans to Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 minus their highest outstanding balance of loans from the Company and GE and its subsidiaries (Affiliated Plans) during the past 12 months or 50% of their vested account balance. There is a $50 charge per loan.

The period of repayment of any loan is up to 5 years from the effective date of the loan unless the loan is used to acquire a principal residence, for which a longer repayment term of up to 15 years is permissible. Loans are secured by the remaining balance in the participant's account and bear interest at an effective annual percentage rate determined by the Administrator to be reasonable, based on similar types of loans from other vendors. Repayment, with interest, is made through payroll deductions.

In the event of a loan default, the amount of the outstanding balance will be deducted from any distributions.

Loans to participants at December 31, 2009 and 2008 were $439,161 and $423,861, respectively. Interest from loans to participants for the years ended December 31, 2009 and 2008 were $26,142 and $26,207, respectively.

Payment of Benefits

Generally, before-tax contributions, company matching contributions and rollovers may not be withdrawn while employed by the Company prior to age 59½. In the case of a hardship, a participant may elect to withdraw, as applicable, all or a portion of pre-tax contributions, excluding earnings thereon. In order to make a hardship withdrawal, a participant must first withdraw the maximum contributions and nontaxable loans. A participant who makes a hardship withdrawal will be suspended from the Plan for 6 months after the hardship distribution.

On termination of service due to death, disability, or retirement, a participant (or designated beneficiary) may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, installments (quarterly, monthly, annually or semi-annually). For termination of service for other reasons, a participant may elect to receive the value of the vested interest in his or her account as a lump-sum distribution, or if he or she qualifies, as an installment or as a direct rollover.

Administrative and Investment Advisory Costs

Expenses related to the administration of the Plan, including record-keeping expenses and Trustee's fees, are liabilities of the Plan and at the Company's election, may be paid by the Plan. For the mutual funds, investment advisers are reimbursed for costs incurred or receive a management fee for providing investment advisory services.

These reimbursed costs and management fees are reflected in the net appreciation (depreciation) in the fair value of investments on the Statement of Changes in Net Assets Available for Plan Benefits.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting.

(b) Accounting Changes

The Financial Accounting Standards Board (FASB) has made the Accounting Standards Codification (ASC) effective for financial statements issued for interim and annual periods ending after September 15, 2009. The ASC combines all previously issued authoritative U.S. generally accepted accounting principles (GAAP) into one codified set of guidance organized by subject area. In these financial statements, references to previously issued accounting standards have been replaced with the relevant ASC references. Subsequent revisions to GAAP by the FASB will be incorporated into the ASC through issuance of Accounting Standards Updates (ASU).

(c) Investments

Plan investments are reported at fair value. See notes 3 and 4 for additional information.

Investment transactions are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

(d) Fair Value Measurements

We adopted ASC 820, *Fair Value Measurement and Disclosures* for all financial investments accounted for at fair value.

For financial assets and liabilities fair valued on a recurring basis, fair value is the price the Plan would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for the identical assets and liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

Level 1 - Quoted prices for identical investments in active markets.

Level 2 - Quoted prices for similar investments in active markets; quoted prices for identical or similar investments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 - Significant inputs to the valuation model are unobservable.

We maintain policies and procedures to value investments using the best and most relevant data available. In addition, we retained independent pricing vendors to assist in valuing certain instruments.

The following section describes the valuation methodologies we use to measure investments at fair value.

When available, we use quoted market prices to determine the fair value of investment securities, and they are included in Level 1. Level 1 securities primarily include registered investment companies.

The Plan's ownership in the collective funds and the GE Stock Fund are carried at fair value based on the investment's net asset value per unit and included in Level 2.

When quoted market prices are unobservable, we obtain pricing information from an independent pricing vendor. The pricing vendor uses various pricing models for each asset class that are consistent with what other market participants would use. The pricing vendor considers available market observable inputs in determining the evaluation for a security. Thus, certain securities may not be priced using quoted prices, but rather determined from market observable information. In infrequent circumstances, our pricing vendors may provide us with valuations that are based on significant unobservable inputs, and in those circumstances we classify the investment securities in Level 3.

See note 4 for additional information.

(e) Loans to Participants

Loans to participants equal the outstanding principal balance plus accrued interest, which approximates fair value.

(f) Payment of Benefits

Benefit payments are recorded when paid to participants.

(g) Expenses

Substantially all expenses related to the administration of the Plan are paid by the Company with the exception of the Plan's loan expenses, which are paid by the Plan's trustee out of the respective participant's investment fund's assets.

(h) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(i) Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentation.

(3) Investments

The following is a summary of the fair values of the Plan's investments at December 31, 2009 and 2008:

	2009		2008	
GE Common Stock Fund	$ 525,794	*	$ 162,801	
Mutual funds:				
GE Money Market Fund	2,499,925	*	2,566,947	*
GE Institutional S&P 500 Index Fund	205,939		128,944	
GE Institutional Income Fund	344,961		321,460	
GE Institutional International Equity Fund	239,559		95,285	
American Century Choice One Portfolio: Aggressive	297,454		—	
American Century Choice One Portfolio: Moderate	654,010	*	—	
American Century Choice One Portfolio: Conservative	144,049		—	
GE Aggressive Allocation Fund	—		244,143	
GE Moderate Allocation Fund	—		529,005	*
GE Conservative Allocation Fund	—		155,560	
American Funds Growth Fund of America	459,985	*	376,395	*
Columbia Acorn Select Fund	319,997		217,535	
Franklin Balance Sheet Investment Fund	629,567	*	568,069	*
Franklin Templeton Mutual Discovery Fund	388,839		398,652	*
Franklin Templeton Mutual Qualified Fund	1,043,572	*	1,003,188	*
Total mutual funds	7,227,857		6,605,183	
Total Investments, at fair value	$ 7,753,651		$ 6,767,984	

* Investment option representing more than 5% of the Plan's net assets.

The Plan's investments (including gains and losses on investments bought, sold, as well as held during the year) appreciated/(depreciated) during 2009 and 2008 as follows:

	2009	2008
GE Common Stock Fund	$ 132,622	$ (158,776)
Mutual funds	871,457	(2,138,832)
Total	$ 1,004,079	$ (2,297,608)

Dividends and interest for the years ended December 31, 2009 and 2008 were $72,427 and $324,427, respectively.

(4) Fair Value Measurements

Effective January 1, 2008, the Plan adopted Financial Accounting Standards Board Accounting Standards Codification 820, Fair Value Measurements and Disclosures ("FASB ASC 820"), for all financial instruments accounted for at fair value on a recurring basis. FASB ASC 820 establishes a new framework for measuring fair value and expands related disclosures. Broadly, the FASB ASC 820 framework requires fair value to be determined based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. FASB ASC 820 establishes a three-level valuation hierarchy based upon observable and unobservable inputs.

The following table presents the Plan's investments measured at fair value on a recurring basis at December 31, 2009:

	Level 1	Level 2	Level 3	Total
		(in thousands)		
GE Common Stock Fund	$ —	$ 526	$ —	$ 526
Mutual funds	7,228	—	—	7,228
Total Investments, at fair value	$ 7,228	$ 526	$ —	$ 7,754

The following table presents the Plan's investments measured at fair value on a recurring basis at December 31, 2008:

	Level 1	Level 2	Level 3	Total
		(in thousands)		
GE Common Stock Fund	$ —	$ 163	$ —	$ 163
Mutual funds	6,605	—	—	6,605
Total Investments, at fair value	$ 6,605	$ 163	$ —	$ 6,768

Transfers in and out of Level 3 are considered to occur at the beginning of the period. There were no transfers during 2009 or 2008.

(5) Risks and Uncertainties

The Plan offers a number of investment options including GE Common Stock Fund and a variety of investments in mutual funds. The mutual funds invest in U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur (including in the near term) and that such changes could materially affect participant account balances and amounts reported in the Statements of Net Assets Available for Plan Benefits.

The Plan's exposure to a concentration of credit risk is limited by the opportunity to diversify investments across thirteen participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the GE Common Stock Fund, which invests in a single security.

(6) Related Party Transactions (Parties in Interest)

The record-keeping functions for the underlying investments held by the Plan are performed by Ascensus, Inc. Certain investments of the Plan are shares of mutual funds that are advised by GE Asset Management Incorporated ("GEAM") and distributed by GE Investment Distributors, Inc., affiliates of the Company. GEAM provides investment advisory services for certain investments in the Plan. Another investment in the Plan is an investment fund comprised of shares of common stock issued by GE, the ultimate parent of the Company.

Certain fees paid to related parties for services to the Plan were paid by the Plan or an Affiliated Plan. Mutual fund operating expenses, which include expenses paid to GEAM and Ascensus, Inc., come out of a fund's assets and are reflected in the fund's share/unit price and dividends.

(7) Tax Status

The Company adopted a prototype standardized defined contribution plan which received a favorable opinion letter from the Internal Revenue Service on April 1, 2008, which stated that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. Plan management and legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

During 2009, the Company identified errors related to pay checks that were incorrectly voided in the payroll system. As a result of this error, a total of 3 participants were affected and the dollar amount of the exception was $375. In addition, due to a payroll system update, a change was incorrectly made to a participant account due to a missing required field. As a result, the amount of the exception to the company match due was $354. The Company made contributions to the affected participants' accounts to compensate those employees an aggregate of $44 for potential lost income due to the delays. The Company has taken corrective actions.

(8) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan, to the extent permitted by law, to discontinue contributions and to terminate the Plan in accordance with the provisions of ERISA. If the Plan is terminated or has a partial termination, net assets will be distributed to participants and beneficiaries in proportion to their respective account balances.

(9) Reconciliation of Financial Statements to Form 5500

Loans to participants are classified as investments per the Form 5500. The following is a reconciliation of total investments per the financial statements at December 31, 2009 and 2008 to the annual report filed on Form 5500, Schedule H as required by the Department of Labor:

	2009	2008
Total Investments, at fair value per financial statements	$ 7,753,651	$ 6,767,984
Loans to participants	439,161	423,861
Total Investments per Form 5500	$ 8,192,812	$ 7,191,845

Supplemental Schedule I

ITI 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2009

	Identity of issuer, borrower, lessor, or similar party	Description of investments	Number of shares		Fair value
*	GE Common Stock Fund	Collective trust fund	58,741	$	525,794
*	GE Money Market Fund	Mutual fund	2,499,925		2,499,925
*	GE Institutional S&P 500 Index Fund	Mutual fund	19,447		205,939
*	GE Institutional Income Fund	Mutual fund	37,991		344,961
*	GE Institutional International Equity Fund	Mutual fund	21,640		239,559
	American Century One Choice Portfolio: Aggressive	Mutual fund	28,115		297,454
	American Century One Choice Portfolio: Moderate	Mutual fund	62,465		654,010
	American Century One Choice Portfolio: Conservative	Mutual fund	14,054		144,049
	American Funds Growth Fund of America	Mutual fund	16,862		459,985
	Columbia Acorn Select Fund	Mutual fund	13,687		319,997
	Franklin Balance Sheet Investment Fund	Mutual fund	14,741		629,567
	Franklin Templeton Mutual Discovery Fund	Mutual fund	14,552		388,839
	Franklin Templeton Mutual Qualified Fund	Mutual fund	60,956		1,043,572
	Total Investments, at fair value			$	7,753,651
*	Loans to participants	74 loans to participants with interest rates of 4.25% to 9.25%	—		439,161
	Total Loans to participants			$	439,161
	Total Assets held at end of year			$	8,192,812

* Party in interest as defined by ERISA.

See accompanying Report of Independent Registered Public Accounting Firm.